Exhibit 12.1

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2008	2007	2006	2005	2010	2009
Fixed charges (a):
Interest, including amortization of deferred financing costs (b)	$343	$402	$497	$632	$512	$292	$250
Interest portion of rental payments	65	62	59	61	57	49	49

Total fixed charges	$408	$464	$556	$693	$569	$341	$299

Earnings available to cover fixed charges:
Income/loss from continuing operations before income taxes (c)	$(77)	$(1,343)	$(992)	$(677)	$(62)	$106	$11
Plus: Fixed charges (calculated above)	408	464	556	693	569	341	299

Earnings available to cover fixed charges	$331	$(879)	$(436)	16	$507	$447	$310

Ratio of earnings to fixed charges (d)	—	—	—	—	—	1.31x	1.04x

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.
(b)	Does not include interest expense from discontinued operations of $87 million and $163 million for the years ended December 31, 2006 and 2005, respectively.
(c)

During 2009, 2008 and 2007, the Company recorded impairment charges of $33 million, $1,262 million and $1,195 million, respectively. In the nine months ended September 30, 2009 and 2008, the Company recorded an impairment charge of $1 million and $1.262 million, respectively.

(d)	Earnings were not sufficient to cover fixed charges in 2009, 2008, 2007, 2006, and 2005.